SECOND AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS SECOND AMENDMENT dated as of the 23rd day of October, 2018, to the Investment Advisory Agreement, dated as of February 16, 2012, as amended, (the “Agreement”), is entered into by and between Managed Portfolio Series, a Delaware statutory trust (“Trust”) and AC ONE Asset Management, LLC, a Delaware Limited Liability Company (the “Adviser”), and, with respect to Sections 1(c)(i), 1(c)((viii), and 6(i) only, AssetPlus Investment Management Corp., a California Corporation, AssetPlus Investment Management Co. Ltd., a South Korean Corporation and Chelsea Counsel Company, a California Corporation.

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to amend the investment advisory fees payable to the Adviser; and

WHEREAS, Section 10 of the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend and restate Schedule A as attached hereto, effective October 28th, 2018.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

MANAGED PORTFOLIO SERIES:

By:	/s/ James R. Arnold
Name:	James R. Arnold
Title:	President and Principal Executive Officer

AC ONE ASSET MANAGEMENT, LLC

By:	/s/ Patrick Pascal
Name: Title:	Patrick Pascal Co President

SCHEDULE A

FUNDS AND FEES

Series of Managed Portfolio Series	Annual Fee Rate as % of Current Net Assets

AC ONE China Fund	First $250 million	1.10%
	$250 million to $500 million	0.99%
	$500 million to $1 billion	0.93%
	Over $1 billion	0.84%